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                                                                      Exhibit 99

                     EDITED VERSION OF REMARKS DELIVERED BY
                   MR. WILLIAM A. OSBORN AT THE ANNUAL MEETING
                        OF STOCKHOLDERS OF NORTHERN TRUST
                         CORPORATION HELD APRIL 16, 2002


FORWARD-LOOKING STATEMENTS

Before I begin, let me note that this presentation may include forward-looking statements like those described in the projected slide.

Our 2001 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ from these statements, and you are urged to read them.

OVERVIEW

Despite an extremely challenging environment, net income in 2001 increased to $487.5 million from $485.1 million in 2000. 2001 was the fourteenth consecutive year of record earnings for Northern Trust. Revenue growth moderated during the year, increasing 3% from 2000 levels to $2.2 billion. Our revenue mix continues to be an attractive one, with 71% of revenues generated by trust and other fees and net interest income contributing 29%. In addition, in 2001 we posted our 18th consecutive year of record net interest income.

Since 1997, the compound annual growth rate in net income is 12%. Revenues since 1997 have grown 12.4% annually, while expenses have grown 11.8%.

During 2001 we met or exceeded two of our three annual strategic financial goals. Return on average common equity was 19.3%, reaching our target range of 18 to 20 percent for the sixth consecutive year. Our extremely effective management of expenses resulted in a record productivity ratio of 162%, which exceeded our target of 160%. After six consecutive years of exceeding our earnings per share growth target of 10%, we fell short of the goal in 2001 with EPS growth of 1%.

Let me review why our revenue growth moderated to 3%. As you know, trust fees are the single largest component of Northern's revenue profile - accounting for 55% of total revenues and are the driver of our revenue growth.

Our trust fees have grown by a combination of net new trust fee business plus or minus the impact of the markets on our trust assets. As you can see from the chart, over the last 10 years, 2000 and 2001 were the only back-to-back declines in the equity markets, and the first since 1973 and 1974. While the market decline impacts both our corporate and personal trust assets, it has been particularly difficult on the personal side, where we have approximately 50% of our $96 billion of managed assets in equities. So, even though we added more relationships, assets and transactions in our businesses, the negative impact of the market on our fees was a strong drag to overcome.

As a result, our trust fees were up only 3% during 2001, which is quite unlike the profile of the past decade. However, the fact that our trust fees were up is an indication that we are not solely an equity manager. Of our total trust assets under management, only 34% are in equities, the remainder being fixed income and cash. And, fortunately we continued to generate strong new business.

The basis of our optimism and confidence in the future is that we continue to have sales success in our target markets. The key enabling us to continue that growth is our ability to win new business at an impressive rate. While net new business sold during 2001 moderated due to lower asset values and weak

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economic conditions, it still totaled $134 million and was equivalent to 11% of total trust fees. This allowed us to report trust fee growth in a period when the equity markets were down dramatically.

Our ability to effectively manage expenses was another key to our performance last year. In the four years prior to 2001, our average annual expense growth was 15%. During 2001 we pulled back that expense growth to only 2%. It is important to realize that we achieved this level of expense management without layoffs and we maintained our platform of highly experienced and talented people. Consequently, we are very well positioned to continue to grow the business as the economy and markets turnaround. Controlling expense growth to just 2% allowed us to achieve positive operating leverage for the seventh consecutive year.

A major factor impacting us during 2001 was the large increase in our provision for loan losses, from $24 million in 2000 to $66.5 million in 2001 - an increase of $42.5 million. During the fourth quarter, we took a loan provision of $45 million - more than half of which related to charging off part of our exposure to Enron Corp. In total, we have $43.5 million of exposure to Enron with $24.5 million being unsecured and $19 million secured. We charged off $24.1 million which addressed our exposure in both the secured and unsecured credits. We took the provision to address aggressively our credit exposure to Enron as well as other credit risks stemming from the economic recession.

We are often asked why we are in the lending business. Frankly, our clients want us to be. It is one part of the complete financial relationship we strive to develop with clients on both the personal and corporate sides. We have made good money by being in this business. It is important to remember the profile of our loan portfolio. Loans account for only 50% of our total assets. Secondly, residential mortgages of $7.4 billion represent 41% of our loan portfolio. When personal loans are added to that, our total loans to personal clients amount to 53% of overall loans. Losses on the residential and personal loan portfolio have been nearly non-existent.

As a result of our aggressive action in dealing with our loan portfolio during the fourth quarter, we ended 2001 with an asset quality which was stronger than it was at the end of the Third Quarter. Nonperforming assets actually declined $6.3 million during the quarter to $109.5 million, while our reserve for credit losses increased by $3.6 million to $161.7 million. $66 million, or 60%, of our nonperforming assets at year end were concentrated in four borrowers - Enron Corp. and three bankrupt asbestos producers - USG, Owens Corning, and W.R. Grace. I want to point this out to highlight that apart from these special situations, only $43 million of the remainder of our almost $18 billion loan portfolio is nonperforming. With nonperforming assets representing only 0.61% of total loans at year-end, our credit quality remains in a leadership position within our peer group.

PERSONAL FINANCIAL SERVICES

Now, let me briefly review our two client-focused businesses.

Our personal business and our corporate and institutional business each account for approximately half of our revenues and profits. In Personal Financial Services, our mission is to deliver high-touch trust, investment management and banking services to individuals in affluent markets. We are truly a leader in this market. At year-end in PFS, we administered $167 billion of trust assets and had investment discretion for $94 billion of those assets. PFS trust fees totaled $615 million.

Ten years ago we had only 38 offices in 5 states. Our PFS network now stands at 82 offices in 12 states. This gives us a one-of-kind distribution capability for personal trust and private banking services. No one else has this kind of presence in this market. We are in close proximity to approximately 30% of the nation's millionaire population. Over the next 5 years, this affluent segment of the population is expected to grow at nine times the rate of the general population. So, we see many growth opportunities in this business.

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We will continue to fill in and enhance our existing markets with additional locations and renovated offices. We will also continue to look opportunistically at new markets. Our goal is to have 100 offices by the end of 2005.

CORPORATE & INSTITUTIONAL SERVICES

Corporate & Institutional Services accounts for the other half of our revenues and profits. In C&IS, we provide trust, custody, investment and banking services to corporations and institutions around the world. Last year, C&IS trust fees totaled $616 million. With $1.52 trillion in assets under administration at year end, 97 countries in our subcustodian network, and clients in 37 countries, we continue to be a market leader with a strong and growing global presence.

Providing trust and custody services to institutional investors outside the U.S. is the fastest growing segment of the C&IS business. Over the last two years, global custody assets have grown over 45 percent and stood at $452 billion at year-end. The C&IS international client base has increased by almost 50 percent over the last five years.

NORTHERN TRUST GLOBAL INVESTMENTS

Our investment organization, Northern Trust Global Investments, is a global, multi-asset class investment manager. As one of the largest investment managers in the world, NTGI follows a highly focused strategy that continued to contribute to our success in 2001.

Despite the very challenging investment environment during 2001, NTGI's asset base declined only slightly to $330 billion from $338 billion a year earlier. Pensions & Investments magazine ranks us as the 15th largest U.S. money manager, as well as the 12th largest institutional asset manager. In addition, we were ranked the 5th largest U.S. tax exempt money manager and the 7th largest index manager. Our mutual fund assets at year-end, totaling $44 billion, ranked us as the 5th largest bank-run mutual fund family.

TECHNOLOGY

Worldwide Operations and Technology supports the business efforts of both our PFS and C&IS businesses by developing and implementing innovative technologies and systems to meet the sophisticated needs of our clients worldwide.

Our strategy of a single technology platform has enabled us to effectively leverage our capabilities across our businesses. This distinguishes us as a cost-effective technology leader in the financial services industry. There are only a handful of companies that have the ability to do what we do. Our technology is the driver of our competitive advantage.

During the past three years, we spent $800 million on technology. For the years 2002 through 2004, we estimate an expenditure of $950 million. Clearly, we are still investing in our technology platform and it demonstrates our desire to remain a leader.

FIRST QUARTER PERFORMANCE

Now let's review the First Quarter results.

Yesterday we reported earnings per share of $.56 for the quarter, an increase of 2% from a year ago. Although the economic environment remained a difficult one, we were pleased to report an increase in our quarterly earnings. We achieved this by our continued aggressive focus on managing expenses, which were flat as compared to last year. Revenue growth was also flat, with weakness in foreign exchange trading results offsetting the 4% increase in trust fees. Trust assets under administration totaled $1.72 trillion, an increase of 4% from a year ago, and assets under management grew slightly to $337.7 billion.

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STOCK PERFORMANCE

During 2001, the performance of Northern Trust stock was a disappointment with a decline of 26% for the year. However, the long-term track record of our common stock remains solid. For the period beginning at the end of 1996 through the end of 2001, Northern Trust stock has appreciated 232%. That compares extremely favorably to the S&P 500 which was up 55% for the same period, as well as the Keefe, Bruyette & Woods 50 Bank Index which was up 57%. On an annualized basis, Northern stock was up 27% per year, while the S&P 500 and KBW50 were both up only 9% per year. Our PE ratio continues to rank among the leaders in our peer group with our stock closing 2001 at a PE multiple of 28.5 times earnings.

CLOSING

For more than 113 years, Northern Trust has stood as a symbol of strength and stability in an ever-changing environment. Even during these challenging times, Northern continues to deliver outstanding service by remaining true to our standards: unrivaled trust, investment, and banking services; uncompromising integrity; unquestioned financial strength; and an unparalleled client focus. Despite the difficult environment facing the financial services industry today, we see many reasons for continued confidence in Northern's success:

..    We have experienced continous growth in capital and at times like these capital strength matters. At the end of 2001, our capital reached $2.8 billion - four times our level of $700 million in 1990.

..    Our unrivaled business focus to provide high-quality trust, custody, investment management and banking services has been the most important factor contributing to our success - resulting in 14 consecutive years of record earnings and more than 100 consecutive years of annual dividend payments to our shareholders.

..    Our growth in trust assets has been extraordinary - a 15-fold increase in the past 16 years.

..    We are a leader within our peer group in asset quality. At year-end, our nonperforming assets were 0.61% of our total loans - less than half of the 1.49% ten years earlier in 1991.

..    Our balance sheet is exceptionally liquid. It is during these challenging times when balance sheets matter most and ours is one of the most liquid in financial services. U.S. Government securities account for 40% of our investments and loans and leases represent only 50% of our total assets.

..    Northern Trust has top-tier credit ratings. In fact, our "AA-" senior debt rating from Standard & Poor's has been awarded to only 5 U.S. bank holding companies.

In closing, I would like to thank our employees for their hard work and dedication. They were truly at their best in 2001. They rose to the challenge of delivering exceptional service during a truly challenging year. I would also like to thank our clients for their confidence and trust in choosing Northern Trust. I would like to thank our Board of Directors for their advice, counsel and support during this turbulent time.

We continue to be very optimistic about your company. Given the strong support of our clients, staff and directors, we look forward to the future with confidence.

Finally, I would like to ask Jim Mitchell to stand. Jim is a 38-year veteran of Northern, and currently serves as President of the Worldwide Operations & Technology business unit. He has announced his intention to retire at the end of May. I want to express my personal appreciation to Jim for his leadership, his vision, his caring for our people and our clients, and the high standard he has set while leading our operations and technology areas through a dramatic period of growth and change. Jim, we will miss you.

                          *         *        *         *

Mr. Osborn's above remarks may be deemed to include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, business prospects and positioning with respect to market and pricing trends, new business results and outlook, changes in securities market prices, credit quality, planned capital expenditures and technology

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spending, and the effect of any extraordinary events and various other matters
(including changes in accounting standards) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, beliefs, and expectations, refer to estimates or use of similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2001 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them.